COLONIAL REALTY LIMITED PARTNERSHIP
                 EXHIBIT 12 - Ratio of Earnings to Fixed Charges



         CRLP's ratio of earnings to fixed charges for the three months ended September 30, 2002 and 2001, was 1.80 and 1.64, respectively. CRLP's ratio of earnings to fixed charges for the nine months ended September 30, 2002 and 2001, was 1.77 and 1.59, respectively.

         The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of income (loss) before gains from sales of property and extraordinary items plus fixed charges (excluding interest costs capitalized). Fixed charges consist of interest expense (including interest costs capitalized) and the amortization of debt issuance costs.